BB 3/3

05036233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 4 2005
1086

SEC FILE NUMBER
8-57555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVERNMENT CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 MIRON DRIVE
(No. and Street)

SOUTHLAKE (City) TX (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY DEBO (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

1425 W. PIONEER, SUITE 112, (Address) IRVING (City) TX (State) 75061 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

SHELIA R. REESE NOTARY PUBLIC STATE OF TEXAS EXPIRES 07-25-2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- * [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- * [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* EXEMPT, NOT APPLICABLE

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Government Capital Securities Corporation

In planning and performing our audit of the financial statements of Government Capital Securities Corporation for the period ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

1425 W. Pioneer • Suite 112 • Irving, Texas 75061 • (972) 259-5757

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure design or operation of the specific internal control structure elements do not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R. C. Neal, P.C.

R.C. Neal, PC
January 28, 2005

GOVERNMENT CAPITAL
SECURITIES CORPORTATION
FINANCIAL REPORT
DECEMBER 31, 2004 and 2003

CONTENTS

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

1425 W. PIONEER, SUITE 112 • IRVING, TEXAS 75061 • (972) 259-5757

MEMBERSHIPS:
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.
R.C. Neal, P.C.
Irving, Texas
January 27, 2005

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2004 and 2003

ASSETS

		2004		2003
CASH	$	83,168	$	65,840
PREPAID EXPENSES AND DEPOSITS		1,171		731
TOTAL CURRENT ASSETS		84,339		66,571
TOTAL ASSETS	$	84,339	$	66,571

LIABILITIES AND STOCKHOLDERS' EQUITY

		2004		2003
ACCRUED EXPENSES	$	33,500	$	10,880
ACCRUED TAXES		964		-
TOTAL CURRENT LIABILITIES		34,464		10,880
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		9,990		9,990
Retained earnings		39,875		45,691
TOTAL STOCKHOLDERS' EQUITY		49,875		55,691
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	84,339	$	66,571

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
REVENUES		
Commissions	$ 160,205	$ 70,600
EXPENSES		
Legal and professional fees	23,972	12,151
Salaries and related taxes	67,525	12,637
General and administrative	37,560	8,016
	129,057	32,804
INCOME BEFORE INCOME TAXES	31,148	37,796
INCOME TAXES	964	2,895
NET INCOME	$ 30,184	$ 34,901

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2002	1,000	$ 10	$ 9,990	$ 10,790	$ 20,790
Net Income	-	-	-	34,901	34,901
Balance at December 31, 2003	1,000	10	9,990	45,691	55,691
Net Income	-	-	-	30,184	30,184
Distributions to Stockholders	-	-	-	(36,000)	(36,000)
Balance at December 31, 2004	1,000	$ 10	$ 9,990	$ 39,875	$ 49,875

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 30,184	$ 34,901
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	-	1,900
Net (increase) decrease in:		
Deferred tax benefit	-	2,895
Prepaid expenses and deposits	(440)	2,396
Net increase in:		
Accrued expenses	23,584	880
Net cash provided by operating activities	53,328	42,972
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(36,000)	-
NET CASH USED FOR FINANCING ACTIVITIES	(36,000)	-
NET INCREASE IN CASH	17,328	42,972
CASH AT BEGINNING OF PERIOD	65,840	22,868
CASH AT END OF PERIOD	$ 83,168	$ 65,840
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ -	$ -

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas and subsequently in Oklahoma. Prior to 2004, the Company was owned by Government Capital Corporation ("GCC"). Effective January 1, 2004, all the issued and outstanding shares of stock of the Company were sold to the majority shareholders of GCC.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings. Commissions are earned only after the bond offerings are complete.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2004, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, federal income taxes will not be imposed upon the Company subsequent to the effective date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $48,704 and $54,960 at December 31, 2004 and 2003 respectively, which exceeds the $5,000 minimum required. The Company was also in compliance with their ratio of aggregate indebtedness at December 31, 2004 and 2003. The Company operates in the states of Texas and Oklahoma. Net capital exceeds the minimum required to operate in these states.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with GCC. Effective December 1, 2003, the Company entered into an Operating Agreement with GCC whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee, initially charged at the rate of $2,000 per month is payable upon specific request by GCC and is subject to adjustment at least annually. Management fees charged by the Company were $24,000 in 2004 and $2,000 in 2003. Accrued expenses include $26,000 and $2,000 due to GCC at December 31, 2004 and 2003, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2004	2003
Federal income tax		
Current income tax	$ -	$ -
Deferred income tax	-	2,895
Federal income tax	-	2,895
State franchise tax	964	-
Total taxes	$ 964	$ 2,895

Prior to 2003, the Company filed a consolidated income tax return with GCC and recognized its share of the consolidated income tax based on the federal statutory income tax rates. As a result of the Company's S Corporation election in 2003, the Company will not incur any federal income taxes for periods after December 31, 2002.

The deferred income tax provision in 2003 relates to the elimination of the deferred tax asset at the effective date of the S Corporation election. No state franchise taxes were incurred in 2003 because applicable statutory thresholds were not met.

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

NET CAPITAL		
Total stockholders' equity	$	49,875
Less non-allowable assets:		
Prepaid expenses and deposits		1,171
TOTAL NET CAPITAL		48,704
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required under Rule 15c3-1		5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$	43,704
AGGREGATE INDEBTEDNESS	$	34,464
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	$	.71

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2004

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$	48,704
DIFFERENCES		-
NET CAPITAL PER FINANCIAL STATEMENTS	$	48,704